Kirkpatrick & Lockhart Nicholson Graham LLP

                                                   George J. Zornada
                                                   State Street Financial Center
                                                   One Lincoln Street
                                                   Boston, MA 02111


July 28, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:  Mr. Christian Sandoe
       Division of Investment Management

       Re: Credit Suisse Alternative Capital Event Driven Fund, LLC Post-effective Amendment No. 3 to Registration Statement on Form N-2 (333-120054; 811-21659)
            Credit Suisse Alternative Capital Event Driven Institutional Fund,
            LCC
            Post-effective Amendment No. 3 to Registration Statement on Form N-2 (333-119318; 811-21645)
            Credit Suisse Alternative Capital Long/Short Equity Fund, LLC Post-effective Amendment No. 3 to Registration Statement on Form N-2 (333-120050; 811-21658)
            Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC
            Post-effective Amendment No. 3 to Registration Statement on Form N-2 (333-119319; 811-21641)
            Credit Suisse Alternative Capital Multi-Strategy Fund, LLC Post-effective Amendment No. 3 to Registration Statement on Form N-2 (333-120049; 811-21657)
            Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC
            Post-effective Amendment No. 3 to Registration Statement on Form N-2 (333-119317; 811-21644)
            Credit Suisse Alternative Capital Relative Value Fund, LLC Post-effective Amendment No. 3 to Registration Statement on Form N-2 (333-120058; 811-21660)
            Credit Suisse Alternative Capital Relative Value Institutional Fund, LLC
            Post-effective Amendment No. 3 to Registration Statement on Form N-2 (333-119320; 811-21642)
            Credit Suisse Alternative Capital Tactical Trading Fund, LLC Post-effective Amendment No. 3 to Registration Statement on Form N-2 (333-120052; 811-21661)

Christian T. Sandoe, Esq.
July 28, 2006
Page 2



            Credit Suisse Alternative Capital Tactical Trading Institutional Fund, LLC
            Post-effective Amendment No. 3 to Registration Statement on Form N-2 (333-119321; 811-21643)

Dear Mr. Sandoe:

We have received the Staff's comments on the above-captioned post-effective amendments to the respective registration statements filed on Form N-2 on June 30, 2006 for Credit Suisse Alternative Capital Event Driven Fund, LLC, Credit Suisse Alternative Capital Event Driven Institutional Fund, LLC, Credit Suisse Alternative Capital Long/Short Equity Fund, LLC, Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC, Credit Suisse Alternative Capital Relative Value Fund, LLC, Credit Suisse Alternative Capital Relative Value Institutional Fund, LLC, Credit Suisse Alternative Capital Tactical Trading Fund, LLC and Credit Suisse Alternative Capital Tactical Trading Institutional Fund, LLC (collectively, the "Funds"). The Staff's comments were received in the form of telephone calls on July 26 and July 27, 2006.

We respectfully submit this response letter on behalf of the Funds. Defined terms have the same meanings used by the Funds in their registration statements. The response is a joint response to the comments in light of the fact that the Staff's comment letters were identical with respect to each registration statement. For the Staff's convenience, we have repeated each comment below, followed by a response.

PROSPECTUS:
-----------

COVER PAGE

COMMENT:
--------

1. The offering price chart on the cover page does not reflect the assessment of the sales load in the statement of total proceeds to each registrant. Please include the sales load in the calculation of total proceeds to each registrant and state this amount accordingly.

     RESPONSE:  The requested change has been made.
     --------

USE OF SIDE POCKETS GENERALLY

COMMENT:
--------

2. Please describe in a supplemental response the participation by the Funds in Hedge Fund "side pocket" investments and the types of investments that are generally placed in side pockets by Hedge Funds in which the Funds invest. Please explain how investments in side pockets are valued in a manner consistent with the Funds' fair valuation policies and procedures in calculating a Fund's net asset value.

Christian T. Sandoe, Esq.
July 28, 2006
Page 3



     RESPONSE: As an initial matter, the Funds' Boards have considered and approved policies regarding both investment by the Funds in Hedge Funds that use side pocket investments and Fund participation in any such side pocket investments (the "Side Pocket Policy"). The Side Pocket Policy was adopted as a supplement to and part of the Funds' fair value procedures which, as described in the prospectus, are designed to ensure that Hedge Fund investments are valued by the Funds at fair value and that the Funds' respective net asset values represent fair value.

     The Funds invest in underlying Hedge Funds that use side pockets, and participate in side pocket investments, only to a very limited degree, subject to restrictions imposed by the Side Pocket Policy. Only Hedge Funds using certain strategies, in which the Funds may from time to time invest, are anticipated to create side pockets. Such investments do not constitute a material part of the investment strategy of any Fund. The Side Pocket Policy prohibits the Funds from investing in underlying Hedge Funds that do not either (i) provide transparent reporting with respect to side pocket investments, or (ii) permit investors to opt out of participation in a side pocket investment. In addition, as discussed, the Side Pocket Policy limits the percentage of Fund assets that may be placed in side pocket investments on an aggregate basis to a very small percentage of such Fund's assets, with "trigger" percentages that result in additional scrutiny and limits being applied if side pocket participation even approaches the trigger percentage limitations. As a result, the Funds generally are not allowed to invest in underlying Hedge Funds that engage in significant side pocket investments.

     To the extent that Funds invest in Hedge Funds that make portfolio investments in side pockets, the side pockets are generally used for opportunistic investments in illiquid private securities. Thus, the type of side pocket participation used by the Funds in many ways provides exposure to occasional private equity, distressed debt and other illiquid investments. As discussed, the Funds themselves do not charge a performance or incentive fee and there is thus no incentive for a Fund to attempt to participate in side pockets in an effort to manipulate Fund performance. Indeed, the Funds undertake careful and extensive diligence regarding Hedge Fund investment and valuation practices prior to investing in a Hedge Fund to attempt to ensure that a Hedge Fund does not place underperforming investments in a side pocket or otherwise use such procedures in an abusive manner or for improper valuation purposes.

     Investments in Hedge Funds are valued by the Funds at fair value, and side pocket investments will generally be valued on the basis of their fair value pursuant to the Funds' valuation policies and procedures and be reflected in the Hedge Fund valuation. The calculation of a Fund's net asset value will include all side pocket investments of underlying Hedge Funds on the basis of such valuation (except to the extent that a Fund elected not to participate in such an investment and the Hedge Fund's reported valuation to the Fund did not reflect such side pocket), and purchases and repurchases of Fund interests are made on the basis of the net asset value.

Christian T. Sandoe, Esq.
July 28, 2006
Page 4



SUMMARY OF FEES AND EXPENSES

COMMENT:
--------

3. Please include additional line items in the table of fees and expenses listing the total annual operating expenses of each Fund for the last fiscal year (before giving effect to any reductions pursuant to waivers or reimbursements by the Adviser) and the total reimbursements effected by the Adviser.

     RESPONSE:  The requested changes have been made.
     ---------

MANAGEMENT OF THE FUNDS

COMMENT:
--------

4. Please supplement the disclosures regarding the portfolio managers to include the following information with respect to each individual listed:
     (i) length of service to the Funds; (ii) the role of each individual and/or the consensus required with respect to portfolio investment decisions; and
     (iii) specific dates with respect to prior business experience for the last five years.

     RESPONSE:  The requested changes have been made.
     ---------


STATEMENT OF ADDITIONAL INFORMATION MANDATORY REDEMPTIONS (PAGE 12)

COMPENSATION

COMMENT:
--------

5. The disclosure indicates that the portfolio managers are currently compensated on the basis of a "base salary" and an annual bonus. Please clarify whether the salary is a "fixed base salary" or varies based on specified criteria.

     RESPONSE:  The requested change has been made.
     --------

                                    * * * * *

     We note that each Fund desires acceleration of effectiveness of the above-captioned post-effective amendments to the respective registration statements for July 31, 2006, as reflected in acceleration requests submitted by the Funds in conjunction with the submission of the post-effective amendments.

Christian T. Sandoe, Esq.
July 28, 2006
Page 5



     If you have any questions, please call me at (617) 261-3231 or Jonathan Dinwoodey at (617) 951-9108.

                                              Truly yours,

                                              /s/ George J. Zornada

                                              George J. Zornada